Exhibit 4.7

SECOND AMENDED AND RESTATED SECURED PROMISSORY NOTE

(Loan B)

$2,000,000.00	Originally Dated: December 27, 2011

Amended and Restated as of: April 1, 2013

Second Amended and Restated as of: November 1, 2013

FOR VALUE RECEIVED, the undersigned, XTERA COMMUNICATIONS, INC., a Delaware corporation (“Borrower”), HEREBY PROMISES TO PAY to HORIZON FUNDING TRUST 2013-1, as assignee of HORIZON TECHNOLOGY FINANCE CORPORATION, a Delaware corporation (“Lender”) the principal amount of Two Million and 00/100 Dollars ($2,000,000.00) or such lesser amount as shall equal the outstanding principal balance of the Loan B made to Borrower by Lender pursuant to the Loan Agreement (as defined below), and to pay all other amounts due with respect to the Loan on the dates and in the amounts set forth in the Loan Agreement. This Note replaces and supersedes, in its entirety, that certain Amended and Restated Secured Promissory Note (Loan B) issued by Borrower to Lender on April 1, 2013 (the “Original Note”). Nothing contained herein shall be deemed a repayment or novation of the Original Note.

Interest on the principal amount of this Note from the date of this Note shall accrue at the Loan Rate or, if applicable, the Default Rate. The Loan Rate for this Note is 11.50% per annum based on a year of twelve 30-day months. If the Funding Date is not the first day of the month, interim interest accruing from the Funding Date through the last day of that month shall be paid on the first calendar day of the next calendar month. Commencing February 1, 2012, through and including January 1, 2013, on the first day of each month (each an “Initial Interest Payment Date”) Borrower shall make payments of accrued interest only on the outstanding principal amount of the Loan in the amount of Nineteen Thousand One Hundred Sixty-Six and 67/100 Dollars ($19,166.67). On February 1, 2013 and March 1, 2013 (each an “Initial Principal and Interest Payment Date”), Borrower shall make to Lender equal payments of principal plus accrued interest on the then outstanding principal amount due hereunder each in the amount of Seventy-Seven Thousand Twenty-Five and 33/100 Dollars ($77,025.33). Commencing on April 1, 2013, through and including June 1, 2013 on the first day of each month (each a “Subsequent Interest Payment Date”), Borrower shall make payments of accrued interest only on the outstanding principal amount of the Loan in the amount of Eighteen Thousand Fifty-Two and 40/100 Dollars ($18,052.40). Commencing on July 1, 2013, through and including September 1, 2013 on the first day of each month (each a “Partial Principal and Interest Payment Date”), Borrower shall make payments of principal plus accrued interest on the then outstanding principal amount due hereunder in the amount of Forty-Seven Thousand Five Hundred Thirty-Eight and 86/100 Dollars ($47,538.86). On October 1, 2013, (the “Subsequent Principal and Interest Payment Date”), Borrower shall make to Lender a payment of principal plus accrued interest on the then outstanding principal amount due hereunder each in the amount of Eighty-One Thousand Fifty-Nine and 75/100 Dollars ($81,059.75). Commencing on November 1, 2013, through and including February 1, 2014 (each an “Additional Interest Payment Date”), on the first day of each month, Borrower shall make payments of accrued interest only on the outstanding principal amount of the Loan in the amount of Sixteen Thousand Five Hundred Eighty-Four and 49/100 Dollars ($16,584.49). Commencing as of March 1, 2014, and

continuing on the first day of each month thereafter (each, an “Additional Principal and Interest Payment Date”, and together with the Initial Interest Payment Dates, the Initial Principal and Interest Payment Dates, the Subsequent Interest Payment Dates, the Partial Principal and Interest Payment Dates, the Subsequent Principal and Interest Payment Date and the Additional Interest Payment Dates, the “Payment Dates”) Borrower shall make to Lender twenty-four (24) equal payments of principal plus accrued interest on the then outstanding principal amount due hereunder each in the amount of Eighty-One Thousand Fifty-Nine and 75/100 Dollars ($81,059.75). On February 1, 2016, or the earlier repayment in full of the Loan, Borrower shall make a payment of Two Hundred Eighty-Four Thousand Eight Hundred Sixty-Five and 93/100 Dollars ($284,865.93) to Lender (the “Final Payment”). If not sooner paid, all outstanding amounts hereunder and under the Loan Agreement shall become due and payable on February 1, 2016.

Principal, interest and all other amounts due with respect to the Loan, are payable in lawful money of the United States of America to Lender as set forth in the Loan Agreement. The principal amount of this Note and the interest rate applicable thereto, and all payments made with respect thereto, shall be recorded by Lender and, prior to any transfer hereof, endorsed on the grid attached hereto which is part of this Note.

This Note is referred to in, and is entitled to the benefits of, the Venture Loan and Security Agreement dated May 10, 2011 by and between Borrower and Lender (as amended from time to time, the “Loan Agreement”). The Loan Agreement, among other things, (a) provides for the making of a secured Loan to Borrower, and (b) contains provisions for acceleration of the maturity hereof upon the happening of certain stated events.

This Note may not be prepaid except as set forth in Section 2.3 of the Loan Agreement.

This Note and the obligation of Borrower to repay the unpaid principal amount of the Loan, interest on the Loan and all other amounts due Lender under the Loan Agreement is secured under the Loan Agreement.

Presentment for payment, demand, notice of protest and all other demands and notices of any kind in connection with the execution, delivery, performance and enforcement of this Note are hereby waived.

Borrower shall pay all reasonable fees and expenses, including, without limitation, reasonable attorneys’ fees and costs, incurred by Lender in the enforcement or attempt to enforce any of Borrower’s obligations hereunder not performed when due. This Note shall be governed by, and construed and interpreted in accordance with, the laws of the State of Connecticut.

IN WITNESS WHEREOF, Borrower has caused this Note to be duly executed by one of its officers thereunto duly authorized on the date hereof.

BORROWER:
XTERA COMMUNICATIONS, INC.

By:	/s/ Jon R. Hopper
Name:	Jon R. Hopper
Title:	President & CEO

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